UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ______)*

JOYY Inc.

(Name of Subject Company (Issuer))

JOYY Inc.

(Name of Filing Person (Issuer))

1.375% Convertible Senior Notes due 2026

(Title of Class of Securities)

98426T AF3

(CUSIP Number of Class of Securities)

David Xueling Li

Chief Executive Officer

Tel: +65 6351-9330

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440

with copy to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004, China +86 (10) 6535-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of June 24, 2019 (the “Indenture”), by and between JOYY Inc. (the “Company”) and Citicorp International Limited, as trustee (the “Trustee”), for the Company’s 1.375% Convertible Senior Notes due 2026 (the “2026 Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the 2026 Notes to require the Company to repurchase the 2026 Notes, as set forth in the Company’s Notice to the Holders dated April 12, 2024 (the “Repurchase Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Repurchase Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 through 9.

The Company is the issuer of the 2026 Notes and is obligated to purchase all of the 2026 Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Repurchase Right. The 2026 Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing twenty Class A common shares, par value US$0.00001 per share of the Company, subject to the terms, conditions, and adjustments specified in the Indenture and the 2026 Notes. The Company maintains its principal executive offices at 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440, and the telephone number at this address is +65 6351-9330. The Company’s registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Right is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision as to whether to exercise or refrain from exercising the Repurchase Right relating to the 2026 Notes because (i) the consideration being paid to Holders surrendering the 2026 Notes consists solely of cash, (ii) the Repurchase Right is not subject to any financing conditions, (iii) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR, and (iv) the Repurchase Right applies to all outstanding 2026 Notes. The financial condition and results of operations of the Company, its subsidiaries and the variable interest entities are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a)	Exhibits.

(a)(1)*	Repurchase Right Notice to Holders of 1.375% Convertible Senior Notes due 2026 issued by the Company, dated as of April 12, 2024.

(a)(5)(A)*	Press Release issued by the Company, dated as of April 12, 2024.

(b)	Not applicable.

(d)	Indenture, dated as of June 24, 2019, between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 4.65 to the Company’s annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 27, 2020).

(g)	Not applicable.

(h)	Not applicable.

(b)  Filing Fee Exhibit.

*	Filing Fee Table.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Repurchase Right Notice to Holders of 1.375% Convertible Senior Notes due 2026 issued by the Company, dated as of April 12, 2024.

(a)(5)(A)*	Press Release issued by the Company, dated as of April 12, 2024.

(d)	Indenture, dated as of June 24, 2019, between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 4.65 to the Company’s annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 27, 2020).

(b)*	Filing Fee Table

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOYY Inc.

By:	/s/ David Xueling Li
Name:	David Xueling Li
Title:	Chairman and Chief Executive Officer

Dated: April 12, 2024

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